John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0313 Fax: (617) 572-9161 E-mail: kciccarelli@jhancock.com Kimberly S. Ciccarelli AVP and Senior Counsel

June 13, 2008

via EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company of New York

Separate Account B

File No. 811-8329

Initial Form N-6 Registration Statement under the 1933 Act

Commissioners:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(i) of Regulation S-T, is the initial Form N-6 registration statement for the Separate Account B (“Registrant”) relating to the Majestic VULX (“MVULX”) insurance policies to be offered by John Hancock Life Insurance Company of New York (“John Hancock NY” or the “Depositor”).

Background of the Enclosed Filing

The purpose of this filing is to add the MVULX prospectus to the Registrant’s filing under the Investment Company Act of 1940 and to obtain a separate 1933 Act file number for the separate account interests offered through the MVULX prospectus.

The MVULX policy and prospectus is similar to the Majestic Survivorship VULX (“MSVULX”) (for which the Registrant filed a pre-effective amendment with the Staff on June 6, 2008 (File Nos. 811-8329 and 333-148992, Accession No. 1193125-08-129665)) policy and prospectus to also be issued by John Hancock NY. The material differences between the two filings are:

(i)	the policy is a single life policy;

(ii)	the policy level fees and rider charges are different between the policies;

(iii)	the addition of an Early Lapse Protection feature;

(iv)	the addition of the optional Change of Life Insured and Accelerated Benefit Riders and the removal of the Enhanced Cash Value, Policy Split Option and Four Year Term Riders; and

(v)	the addition of an Asset Credit feature.

Matters to be Completed by Pre-Effective Amendment

Registrant will file a pre-effective amendment to respond to comments of the Commission staff, add required exhibits, and otherwise complete the enclosed filing prior to effectiveness, including adding the audited fiscal year end 2007 financial statements for the Registrant and the Depositor. Registrant would appreciate receiving any comments the Commission staff may have prior to that time pertaining to the enclosed registration statement.

Request for Selective Review

In view of the similarities between this filing and the John Hancock NY MSVULX filing as noted above, Registrant hereby requests selective review of this filing.

Request for Acceleration

An oral request for acceleration of the enclosed filing may be made. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

Please direct all questions to the undersigned at (617) 572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
AVP and Senior Counsel

Enclosure

cc: James C. Hoodlet, Esq.